UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

HAMBRECHT ASIA ACQUISITION CORP.
(Translation of registrant’s name into English)

13/F Tower 2 New World Tower 18 Queens Road Central Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.                Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

Hambrecht Asia Acquisition Corp. (“Hambrecht”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of Hambrecht’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the Report of Foreign Private Issuer filed by Hambrecht on February 18, 2010. In addition, proxies and written consent are solicited from holders of warrants to purchase Hambrecht shares issued at and before the IPO to an amendment to the warrant agreement to increase the exercise price per share from $5.00 to $8.00 and extend by one year the exercise period and to provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per share upon the closing of the acquisition. If Hambrecht does not acquire a target business within 24 months of its initial public offering (“IPO”) as required by Hambrecht’s Articles of Association, unless an extension to such time is approved by its shareholders before March 12, 2010, Hambrecht must be dissolved and liquidated. Hambrecht’s officers and directors have no rights to any liquidation distribution which Hambrecht may make with respect to the ordinary shares sold in its IPO, therefore, their equity holdings will have no value if the proposed acquisition is not approved and consummated. In addition, if Hambrecht is dissolved and liquidated, the outstanding warrants will be worthless. Shareholders of Hambrecht and holders of warrants to purchase Hambrecht shares are advised to read Hambrecht’s proxy statement in connection with Hambrecht’s solicitation of proxies for the extraordinary general meeting because this proxy statement contains important information.

The proxy statement will be mailed to shareholders as of record on February 8, 2010. Shareholders will also be able to obtain a copy of the proxy statement without charge from Hambrecht. The proxy statement may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Honesty Group Holdings Limited (“Honesty Group”) or Hambrecht’s (together with Honesty Group, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Honesty Group, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Hambrecht public shareholders voting against the acquisition; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the LCD market in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of LCD products in China; China’s overall economic conditions and local market economic conditions; Honesty Group’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Hambrecht nor Honesty Group assumes any obligation to update any forward-looking statements.

Other Events

Commencing on February 19, 2010, Hambrecht Asia Acquisition Corp. (“Hambrecht”) intends to hold presentations for current and/or potential shareholders. The presentation is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit No	Description
99.1	Presentation, February 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 19, 2010	HAMBRECHT ASIA ACQUISITION CORP.

	By:	/s/ John Wang
Name: John Wang
Title: Chief Executive Officer